Pricing Term Sheet
Final Term Sheet
Filed pursuant to Rule 433
Dated August 31, 2011
Relating to
Prospectus Supplement dated August 31, 2011 to
Registration Statement No. 333-162982
$500,000,000 3.000% Notes due 2021

Issuer:	Praxair, Inc.
Principal Amount:	$500,000,000
CUSIP / ISIN:	74005P AZ7 / US74005PAZ71
Title of Securities:	3.000% Notes due 2021
Trade Date:	August 31, 2011
Original Issue Date (Settlement Date):	September 6, 2011
Maturity Date:	September 1, 2021
Benchmark Treasury:	2.125% due August 15, 2021
Benchmark Treasury Price and Yield:	99-20 and 2.167%
Spread to Benchmark Treasury:	93 basis points
Yield to Maturity:	3.097%
Interest Rate:	3.000% per annum
Public Offering Price (Issue Price):	99.173% of the Principal Amount thereof
Interest Payment Dates:	Semi-annually in arrears on each March 1st and September 1st commencing March 1, 2012
Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 15 basis points
Joint Bookrunners:	Credit Suisse Securities (USA) LLC
RBS Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Wells Fargo Securities, LLC
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Santander Investment Securities Inc.
SMBC Nikko Capital Markets Limited
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037, RBS Securities Inc., toll free at 1-866-884-2071, Mitsubishi UFJ Securities (USA), Inc., toll free at 1-877-649-6848 or Wells Fargo Securities, LLC, toll free at 1-800-326-5897.
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